November 20, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mark P. Shuman

                  Branch Chief—Legal

Re:                             Xplore Technologies Corp.
Registration Statement on Form S-1
Filed on October 10, 2007
File No. 333-14661

Dear Mr. Shuman:

On behalf of Xplore Technologies Corp. (the “Company”), we are filing herewith Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”). We are also providing one unmarked copy of the Amended Registration Statement and one copy of the Amended Registration Statement that is marked to show changes from the original Registration Statement on Form S-1 (the “Registration Statement”).

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated November 6, 2007, setting forth comments to the Registration Statement filed by the Company on October 10, 2007. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Form S-1

General

1.                                       We note that your registration statement covers the purported resale of securities that are being offered by affiliates in amounts that are large in relation to your outstanding shares. In your response letter, please provide a detailed analysis concerning whether the proposed offering is by or on behalf of the registrant. In this regard, please address the factors referred to in telephone interpretation D.29 in the July 1997 Manual of Publicly Available Telephone Interpretations.

Response:  The Company acknowledges that the aggregate number of securities being offered for resale by affiliates is large in relation to its outstanding shares of common and preferred stock. Notwithstanding the foregoing, the Company respectfully submits that the offering is a secondary offering and believes its conclusion is fully supported by the facts and circumstances related thereto, including the application to the offering of the factors referred to in telephone interpretation D.29 in the July 1997 Manual of Publicly Available Telephone Interpretations.

The Company’s conclusion that the offering is a secondary offering is based upon, among other things, the following: (i) 58,497,588 or 87.1% of the securities covering the shares being offered by affiliates have been held by such affiliates for more than one year; (ii) 64,137,588 or 95.5% of the shares being registered are issuable upon conversion/exercise of securities issued to affiliates who are accredited investors pursuant to the terms of various private placements during the past five years, whereby such terms were negotiated at arm’s length and with the investors bearing immediate and continuing economic and market risk of the securities purchased; (iii) to the Company’s knowledge, no affiliate is a broker-dealer, affiliate of a broker-dealer or otherwise engaged in the business of underwriting securities; and (iv) none of the affiliates have agreed to sell securities on behalf of the Company or otherwise agreed to act as an underwriter with respect to such securities.

Item D.29 of the SEC’s Manual of Publicly Available Telephone Interpretations sets forth six factors that an issuer should analyze in determining whether Rule 415(a)(1)(i) is available for a secondary offering. The Company has analyzed each of these factors, as discussed below, and believes its analysis provides confirmation that the sales of securities being registered are appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). Each factor is discussed in detail below:

1.             How long the selling shareholders have held the shares.

Pursuant to the Registration Statement, affiliates are registering 67,168,517 shares for resale in the offering. Of the securities covering those shares, 58,497,588 or 87.1% have been held by such affiliates for more than one year. In fact, 44,708,384 shares (66.6%% of the offered shares) have been held by such affiliates for at least eighteen months after giving effect to the Company’s May 2006 recapitalization discussed below. By way of illustration, set forth below is a description of how long each affiliate has held its respective securities:

Phoenix Venture Fund LLC (“Phoenix”) — Phoenix beneficially owns 30.2% of the Company’s common and preferred stock. Of the 51,222,273 shares offered by Phoenix, 44,149,467 shares (86.2% of its offered shares) are covered by securities that Phoenix has held for over one year and 26,176,470 shares (51.1% of its offered shares) have a holding period of over two years.

Philip S. Sassower — Mr. Sassower is the Company’s Chairman of the Board and Chief Executive Officer. Of the 1,460,845 shares offered by Mr. Sassower, 1,368,550 shares (93.7% of his offered shares) were received in exchange for a debenture acquired in 2002 and have a holding period of almost five years.

The Philip S. Sassower 1996 Charitable Remainder Annuity Trust (the “Sassower Trust”) — The Sassower Trust is an entity controlled by Mr. Sassower. Of the 8,149,264 shares offered by the Sassower Trust, 7,135,973 shares (87.6% of its offered shares) were received in exchange for debentures acquired in 2002, 2003 and 2005 and have a holding period of over two years.

Phoenix Enterprises Family Fund LLC (“Phoenix Family Fund”) — Phoenix Family Fund is an entity controlled by Mr. Sassower. Of the 5,520,637 shares offered by Phoenix Family Fund, 5,171,847 shares (approximately 93.7% of its offered shares) were received in exchange for a debenture acquired in 2002 and have a holding period of five years.

Michael J. Rapisand — Mr. Rapisand is the Company’s Chief Executive Officer. Of the 155,498 shares offered by Mr. Rapisand, 147,059 shares (94.6% of his offered shares) were acquired in July 2006 and have a holding period of over one year.

2.             Circumstances under which the selling shareholders received their shares.

Of all the 67,168,517 shares being registered by affiliates, 64,137,588 or 95.5% are issuable upon conversion/exercise of securities issued to such affiliates pursuant to the terms of various private placement offerings made by the Company to accredited investors between 2002 and 2007. More specifically, from November 2002 through April 2006, the Company consummated a total of seven private placements of debt (the “Debenture Financings”) under which the Company issued an aggregate of $17.8 million of debentures and warrants to purchase an aggregate of 14.3 million shares of its common stock. In May 2006, the Company completed a recapitalization pursuant to which $18.9 million of debt, including principal and accrued interest, was exchanged for 55,520,542 shares of its Series A Preferred Stock. Of the shares being offered by affiliates, 58,350,529 or 86.9% are issuable upon conversion/exercise of securities acquired in connection with the debenture financings.

In each of  the Company’s private placements, all of the securities, including convertible preferred stock, debentures and warrants, were purchased by accredited investors for cash at a fixed price, and each investor represented to the Company that it was acquiring the securities for its own account, not as nominee or agent, and not with a view toward resale or distribution. From the date of purchase, each affiliate has borne, and continues to bear, the full economic and market risk of ownership. Again, 58,497,588 or 87.1% of the shares offered by affiliates have been held by such affiliates for more than one year.

3.             The relationship of the selling shareholders to the Company.

All of the affiliates that are legal entities are associated with Philip S. Sassower, the Company’s Chairman of the Board and Chief Executive Officer. Mr. Sassower is a private investor with a long history of making strategic long-term investments in companies. The Sassower Trust and Phoenix Family Fund are both controlled by Mr. Sassower. Mr. Sassower and Andrea Goren, a director of the Company, are the managers of the managing member of Phoenix. Mr. Rapisand is the Company’s Chief Financial Officer. None of these affiliates have agreed to sell securities on behalf of the Company or otherwise agreed to act as an underwriter with respect to such securities. The Company has no reason to believe that any of the affiliates will be selling their shares in the near future.

4.             The amount of securities involved.

The Company acknowledges that the shares to be sold by affiliates in the offering comprise a significant portion (43.4%) of the Company’s total outstanding shares of common and preferred stock. However, the Company believes this fact is not conclusive evidence that any individual affiliate is acting as an underwriter or otherwise selling shares on behalf of the Company or that the offering is not a secondary offering.

5.             Whether selling shareholders are in the business of underwriting securities.

To the Company’s knowledge, no affiliate is a broker-dealer, affiliate of a broker-dealer or otherwise engaged in the business of underwriting securities. Additionally, to the Company’s knowledge, none of the affiliates has any agreements or understandings, directly or indirectly, with any person to distribute the securities acquired from the Company. The Company further notes that no issuance of securities covered by the Registration Statement was conditioned on the prior effectiveness of a registration statement nor, except with respect to the securities issued in connection with the Company’s offering of Series C Preferred Stock (which represent less than 10% of the securities being registered by affiliates), has the Company ever previously agreed to register the securities prior to their sale.

6.             Whether under all the circumstances it appears that the selling shareholders are acting as a conduit for the Company.

The Company respectfully submits that, when considering all the circumstances, the affiliates are not acting as conduits through which the Company may access the public capital markets. Each affiliate is an accredited investor and made an independent investment decision to acquire the securities. The affiliates are not in the underwriting business. The securities being registered were acquired or are issuable in connection with private placements consummated over a number of years (2002-2007), with 87.1% of the securities being acquired in private placements consummated prior to May 2006. These private placements were negotiated at arm’s length terms with immediate and continuing economic and market risk. There has been significant market risk for the affiliates who purchased securities in these private placements, which is markedly different from the risk of an underwriter in a primary offering.

Based on the foregoing, the Company believes that the sale of securities pursuant to the Registration Statement is a bona fide secondary offering. Again, the Company’s conclusion is based on, among other things, the following: (1) 87.1% of the securities covering the offered shares have been held by the affiliates for at least one year, (2) the securities were acquired by the affiliates for investment purposes and not with a view towards distribution, (3) the affiliates are not engaged in the business of underwriting securities and (4) the affiliates are not a conduit through which the Company is otherwise attempting to sell securities to the public.

Selling Stockholders, page 58

2.                                       Please expand your disclosure under this section to describe the material transactions and relationships between the company and each of the selling shareholders during the past three years. See Item 507 of Regulation S-K. The transactions whereby the shares to be resold were issued and options and warrants to purchase shares to be resold were issued should be described in materially complete terms. Please revise to disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares, options or warrants received by them.

Response:  We have addressed your comment by disclosing the material terms of the transactions in which the selling stockholders acquired the shares to be resold. Please see the section entitled “Selling Stockholders” on pages 56 through 77 of the Amended Registration Statement.

3.                                       For each selling security holder that is a legal entity, please ensure that your document discloses the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response:  We have addressed your comment by disclosing the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by each stockholder that is a legal entity. Please see the section entitled “Selling Stockholders” on pages 56 through 77 of the Amended Registration Statement.

4.                                       Please tell us whether any of the selling stockholders that are legal entities are broker-dealers or affiliates of broker-dealers. If any selling stockholders are registered broker-dealers who acquired their shares as investments, rather than as transaction-based compensation for the performance of investment banking or similar services, they should be named as underwriters. With respect to any affiliates of registered broker-dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Response:  The following selling stockholders are registered broker-dealers: Andrew Garrett Inc., John Thomas Financial, Legend Merchant Group and Sky Capital LLC. In addition, the following selling stockholders are affiliates of a registered broker-dealer (i.e. Joseph Gunnar & Co., LLC): Joseph Alanga, Joseph Durante, Anthony Sica and Stephen Stein. None of the foregoing selling stockholders acquired their shares as investments. We have expanded the prospectus to indicate that all of the foregoing selling stockholders acquired their shares as transaction-based compensation for acting as selling agents in connection with the Company’s recent private placements of common and preferred stock. Please see the section entitled “Selling Stockholders” on pages 56 through 77 of the Amended Registration Statement. To the Company’s knowledge, none of these selling stockholders had at the time of the private placements any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

If you wish to discuss any of the foregoing responses, please call me at (212) 603-2227.

Very truly yours,

/s/ Jonathan J. Russo

Jonathan J. Russo

cc:                                 Michael J. Rapisand
Xplore Technologies Corp.